UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

(Name of Subject Company (Issuer))

SENTINEL ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

SENTINEL ACQUISITION HOLDINGS INC.

(Parent of Offeror)

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37950B107

 (CUSIP Number of Class of Securities)

Sentinel Acquisition Holdings Inc.

c/o Ares Corporate Opportunities Fund III, L.P.

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067

(310) 557-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Sentinel Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Sentinel Acquisition Holdings Inc. (“Parent”), for all of the outstanding common stock of Global Defense Technology & Systems, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated March 2, 2011, by and among Parent, Purchaser and Company.  Parent and Purchaser are affiliates of Ares Corporate Opportunities Fund III, L.P.

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced.  The press release filed herewith is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the Securities and Exchange Commission.  At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation / recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  Those materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.  Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Purchaser.  Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the Company’s Investor Relations department at 1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011, 703.883.2760 or investors@gtec-inc.com.

Exhibit Index

Exhibit	Description

99.1	Press Release dated March 3, 2011